Exhibit 16.1

[Stationary]

October 1, 2008

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Pop Starz Records, Inc.

File Reference No. 333-142907

We were previously the independent registered public accounting firm for Pop Starz Records, Inc. and under the date of March 25, 2008, we reported on the financial statements of Pop Starz Records, Inc. as of December 31, 2007 and 2006, and for the years then ended.

On October 1, 2008, the Company dismissed us as its independent registered public accounting firm. We have read Pop Starz Records, Inc.’s statements included in Item 4.01 on Form 8-K regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.

Very truly yours,

Berman & Company, P.A.